HEMISPHERE ENERGY ANNOUNCES CHANGE IN AUDITOR

TSX-V: HME

Vancouver, British Columbia, September 17, 2015 – Hemisphere Energy Corporation ("Hemisphere" or the "Company") (TSX-V: HME) announces that, at the request of the Company, Smythe Ratcliffe LLP (the "Former Auditor") has resigned as Hemisphere’s auditor effective September 15, 2015. On the recommendation of the Company’s Audit Committee, the Board of Directors has appointed KPMG LLP of Calgary, Alberta (the "Successor Auditor") as the Company’s auditor effective September 15, 2015.

There were no reservations or modified opinions in the Former Auditor's reports in connection with the financial statements of the Company for the Company’s two most recent fiscal years and any subsequent period, and there are no "reportable events" (as defined in the National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and the Former Auditor.

Hemisphere’s management and Board of Directors extend their gratitude to Smythe Ratcliffe LLP for their many years of auditing services to the Company.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:

Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Dorlyn Evancic, Chief Financial Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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